Exhibit 99.1

PROSPECTUS SUPPLEMENT

To a Short Form Base Shelf Prospectus dated July 28, 2009

This prospectus supplement, together with the short form base shelf prospectus dated July 28, 2009 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference in the short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The debentures offered under this prospectus supplement have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, the debentures may not be offered or sold within the United States of America, its territories or possessions or to, or for the account of, a U.S. person (as such term is defined in Regulation S to the U.S. Securities Act). The Agents (as defined herein) have agreed that they will not offer for purchase or sale, sell or otherwise transfer or dispose of any of the debentures (or any right thereto or interest therein) into the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act). Moreover, the Agency Agreement (as defined herein) provides that the Agents will offer and sell the debentures offered hereunder outside the United States only in accordance with Regulation S under the U.S. Securities Act.

Information has been incorporated by reference in this prospectus supplement, and in the short form base shelf prospectus to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein and therein by reference may be obtained on request without charge from the Corporate Secretary of Baytex Energy Ltd., the administrator of Baytex Energy Trust, at Suite 2200, Bow Valley Square II, 205 — 5th Avenue S.W., Calgary, Alberta, T2P 2V7, Telephone (403) 269-4282, and are also available electronically at www.sedar.com. See “Documents Incorporated By Reference”.

New Issue	August 20, 2009

$150,000,000

9.15% Series A Debentures due August 26, 2016

(Senior Unsecured)
$1,000 per Series A Debenture

Baytex Energy Trust is hereby qualifying the distribution of up to $150,000,000 of 9.15% series A senior unsecured debentures due August 26, 2016 (the “Debentures”). Interest on the Debentures will be payable semi-annually in arrears on August 26 and February 26 in each year commencing February 26, 2010. The semi-annual interest payments will be in an amount equal to $45.75 per $1,000 principal amount. The Debentures will mature on August 26, 2016. Please see “Description of the Debentures” for particulars of the material attributes of the Debentures. In this prospectus supplement (the “Prospectus Supplement”), references to the terms “we”, “us”, “our” and the “Trust” refer to Baytex Energy Trust and its subsidiaries on a consolidated basis, unless the context requires otherwise, and references to the term “Baytex” refers to Baytex Energy Ltd., one of our wholly-owned subsidiary entities.

There is no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this Prospectus Supplement. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures and the extent of issuer regulation. Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 34 of this Prospectus Supplement and page 17 of the accompanying short form base shelf prospectus dated July 28, 2009 (the “Base Shelf Prospectus”). See “Risk Factors”. Prospective investors should also be aware that the acquisition of Debentures may have tax consequences in Canada. For a summary of certain income tax considerations for certain holders of Debentures, see “Canadian Federal Income Tax Considerations”.

	Price to	Agents’	Net Proceeds
	Public	Fee	to the Trust(1)

Per $1,000 principal amount of Debenture	$1,000	$20	$980
Total	$150,000,000	$3,000,000	$147,000,000

Note:

(1)                                Before deducting the expenses of the offering estimated to be approximately $500,000, which together with the Agents’ fee, will be paid from the proceeds of the offering.

Under an agency agreement (the “Agency Agreement”) dated August 20, 2009 between TD Securities Inc., BNP Paribas (Canada) Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Credit Suisse Securities (Canada), Inc. and Société Générale Valeurs Mobilières Inc. (collectively, the “Agents”) Baytex and the Trust, we have appointed the Agents as our agents to offer for sale on a best efforts basis, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Agency Agreement, up to $150,000,000 principal amount of Debentures at a price equal to $1,000 per $1,000 principal amount of Debenture. See “Plan of Distribution”.

All of the Agents, other than Credit Suisse Securities (Canada) Inc., are direct or indirect wholly owned subsidiaries of Canadian chartered banks that are lenders to Baytex. Consequently, the Trust may be considered to be a “connected issuer” of these Agents for the purposes of securities regulations in certain provinces. The net proceeds of the offering may be initially applied as a reduction of the Trust’s indebtedness to such banks. See “Relationship Between the Trust and Certain Agents” and “Use of Proceeds”.

The Agents conditionally offer the Debentures on a best efforts basis, subject to prior sale, if, as and when issued by us and accepted by the Agents in accordance with the conditions of the Agency Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on our behalf by Burnet, Duckworth & Palmer LLP and on behalf of the Agents by McCarthy Tétrault LLP.

We have been advised by the Agents that, in connection with this offering and subject to applicable laws, the Agents may effect transactions intended to stabilize or maintain the market price of the Debentures at levels other than those that otherwise might prevail on the open market in accordance with market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Subscriptions for the Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on August 26, 2009 or on such other date as we and the Agents may agree but, in any event, not later than August 31, 2009 and that Debentures will be available for delivery in book-entry form only through the facilities of CDS Clearing and Depository Services Inc. on or about the date of closing of the offering. Subscribers for Debentures will not have the right to receive physical certificates evidencing their ownership of Debentures.

We are not a trust company and are not registered under applicable legislation governing trust companies as we do not carry on or intend to carry on the business of a trust company.

It is a condition of closing of the offering that the Debentures have received a rating, with no change in outlook, from Moody’s Investor Service Inc. (“Moody’s”) of B3, and from Standard and Poor’s Rating Services, a division of McGraw-Hill Companies (Canada) Corporation (“S&P”) of B, and have not been placed on a credit watch or a comparable downgrade warning. See “Credit Ratings”.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE SHELF PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Debentures we are offering and also adds to, and updates, certain information contained in the Base Shelf Prospectus and the documents incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus.  The second part, the Base Shelf Prospectus, gives more general information.

You should rely only on the information contained in, or incorporated by reference into, this Prospectus Supplement and the Base Shelf Prospectus. We have not, and the Agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Agents are not, making an offer to sell the Debentures in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in the Prospectus Supplement and the Base Shelf Prospectus, as well as information we previously filed with the securities regulatory authority in each of the provinces of Canada that is incorporated by reference into this Prospectus Supplement or the Base Shelf Prospectus, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	2
DOCUMENTS INCORPORATED BY REFERENCE	3
SUMMARY OF OFFERING	5
RECENT DEVELOPMENTS	8
USE OF PROCEEDS	8
CONSOLIDATED CAPITALIZATION	8
DESCRIPTION OF THE DEBENTURES	10
EARNINGS COVERAGES	29
CREDIT RATINGS	30
PLAN OF DISTRIBUTION	31
RELATIONSHIP BETWEEN THE TRUST AND CERTAIN AGENTS	31
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	32
ELIGIBILITY FOR INVESTMENT	34
RISK FACTORS	34
MARKET FOR SECURITIES	35
AUDITORS, TRANSFER AGENT AND REGISTRAR	36
LEGAL MATTERS	36
PURCHASERS’ STATUTORY RIGHTS	36
AUDITORS’ CONSENT	37
CERTIFICATE OF THE GUARANTORS	C-1
CERTIFICATE OF THE AGENTS	C-3

TABLE OF CONTENTS FOR BASE SHELF PROSPECTUS

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	2
NON-GAAP MEASURES	3
PRESENTATION OF FINANCIAL AND OIL AND GAS RESERVES AND PRODUCTION INFORMATION	3
SELECTED ABBREVIATIONS AND DEFINITIONS	4
ADDITIONAL INFORMATION	6
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	6
DOCUMENTS INCORPORATED BY REFERENCE	7
SUMMARY DESCRIPTION OF BUSINESS	8
CONSOLIDATED CAPITALIZATION	10
RECORD OF CASH DISTRIBUTIONS	10
USE OF PROCEEDS	11
DESCRIPTION OF UNITS OF THE TRUST	12
DESCRIPTION OF SUBSCRIPTION RECEIPTS AND OTHER CONVERTIBLE SECURITIES	13
DESCRIPTION OF DEBT SECURITIES	13
EARNINGS COVERAGE	14
PLAN OF DISTRIBUTION	14
MARKET FOR SECURITIES	15
LEGAL MATTERS	17
INTEREST OF EXPERTS	17
CERTAIN INCOME TAX CONSIDERATIONS	17
RISK FACTORS	17
PURCHASERS’ STATUTORY RIGHTS	31
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	31
AUDITORS’ CONSENT	32
CERTIFICATE OF THE TRUST	C-1

FORWARD LOOKING STATEMENTS

In the interest of providing our unitholders and potential investors with information about the Trust, including management’s assessment of our future plans and operations, certain statements in this Prospectus Supplement are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). In addition, certain documents incorporated by reference into this Prospectus Supplement contain forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “objective”, “ongoing”, “outlook”, “potential”, “project”, “plan”, “should”, “target”, “would”, “will” or similar words suggesting future outcomes, events or performance. Such forward-looking statements speak only as of their respective date and are expressly qualified by this cautionary statement.

Specifically, this Prospectus Supplement contains forward-looking statements relating to: production for the remainder of 2009 from the assets acquired as part of the Saskatchewan Assets Acquisition (see “Recent Developments”); the use of the net proceeds received from any sale of the Debentures; the redemption of the US$ Notes (as defined herein); the result of the borrowing base review of our credit facility as a result of the offering; and the impact of the SIFT Rules on our business (see “Canadian Federal Income Tax Considerations — SIFT Rules”). In addition, information and statements relating to reserves and resources are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves and resources can be profitably produced in the future.

The forward-looking statements contained in this Prospectus Supplement are based on certain key assumptions regarding, among other things, petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. Forward-looking statements contained in certain documents incorporated by reference into this Prospectus Supplement are based on the key assumptions described in such documents. The reader is cautioned that such assumptions, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided in this Prospectus Supplement and in the documents incorporated by reference herein as a result of numerous known and unknown risks and uncertainties and other factors which are discussed in the documents incorporated herein by reference. Such factors include, but are not limited to: fluctuations in market prices for oil and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. New risk factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the business of the Trust or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Readers should also carefully consider the matters discussed under the heading “Risk Factors” and in the documents incorporated by reference into this Prospectus Supplement.

There is no representation by the Trust that actual results achieved during the forecast period will be the same in whole or in part as those forecast and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law. The forward-looking statements contained in this Prospectus Supplement, and in certain documents incorporated by reference into this Prospectus Supplement, are expressly qualified by this cautionary statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Baytex, the administrator of Baytex Energy Trust, at Suite 2200, Bow Valley Square II, 205 — 5th Avenue S.W., Calgary, Alberta, T2P 2V7, Telephone (403) 269-4282.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus as of the date hereof solely for the purpose of offering the Debentures. Other documents are also incorporated by reference or deemed to be incorporated by reference into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full details.

In addition, the following documents, filed by the Trust with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into this Prospectus Supplement:

(a)                                  our Annual Information Form for the year ended December 31, 2008 dated March 26, 2009 (the “AIF”);

(b)                                 our audited comparative consolidated financial statements as at and for the year ended December 31, 2008, together with the notes thereto (including note 19 titled “Differences between Canadian and United States Generally Accepted Accounting Principles”), the auditors’ report thereon and the auditors’ report on the effectiveness of our internal control over financial reporting, which was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) under the category “Other” on July 17, 2009;

(c)                                  our management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2008 dated March 16, 2009;

(d)                                 our unaudited interim comparative consolidated financial statements as at and for the three month and six month periods ended June 30, 2009, together with the notes thereto;

(e)                                  our management’s discussion and analysis of financial condition and results of operations for the three month and six month periods ended June 30, 2009 dated August 10, 2009 (the “Quarterly MDA”);

(f)                                    our material change report dated March 26, 2009 in respect of a public offering of units of the Trust; and

(g)                                 our Information Circular — Proxy Statement dated April 16, 2009 relating to the annual and special meeting of our unitholders held on May 20, 2009 (the “Information Circular”).

We have received an exemption from the requirement to incorporate by reference our Information Circular — Proxy Statement dated April 3, 2008 relating to the annual and special meeting of unitholders held on May 20, 2008 on the basis that its contents have been modified or superseded by subsequently filed documents which are incorporated by reference herein, including the AIF and the Information Circular.

Any annual information form, audited consolidated financial statements (together with the auditor’s report thereon) and related management’s discussion and analysis, information circular, material change reports, business acquisition reports and interim unaudited consolidated financial statements and related management’s discussion and analysis subsequently filed by us with the securities commissions or similar regulatory authorities in the relevant provinces and territories of Canada after the date of this Prospectus Supplement and prior to the termination of the offering of the Debentures shall be deemed to be incorporated by reference into the Base Shelf Prospectus.

Any statement contained in the Base Shelf Prospectus, in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein or in the Base Shelf Prospectus for the purposes of the offering of Debentures will be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the Base Shelf Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the Base Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or included any other information set out in the document that it modifies or supersedes. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

SUMMARY OF OFFERING

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the Debentures, see “Description of the Debentures” in this Prospectus Supplement.

Issuer:	Baytex Energy Trust.

Debentures Offered:	$150 million aggregate principal amount of 9.15% series A senior unsecured debentures due August 26, 2016 (the “Debentures”).

Interest:	9.15% per annum.

Interest Payment Dates:

August 26 and February 26 of each year, commencing on February 26, 2010. The semi-annual interest payments will be in an amount equal to $45.75 per $1,000 principal amount. While the Debentures are represented by a global security, the record date for the payment of interest will be the close of business five business days preceding the relevant interest payment date. If the Debentures cease to be represented by a global debt security, the Trust may select a record date, which will be a date that is at least 10 business days preceding an interest payment date.

Maturity:	August 26, 2016.

Ranking:	The Debentures will be senior unsecured obligations of the Trust and will rank equally and ratably with all of our existing and future senior unsecured indebtedness.

Guarantee:

The Debentures will be guaranteed by certain of our wholly-owned Subsidiaries (as defined herein). These guarantees are intended to eliminate structural subordination, which arises as a consequence of certain of our assets being held in various Subsidiaries. See “Description of the Debentures — Guarantee”.

Credit Ratings:

Moody’s has assigned a provisional credit rating of B3 to the Debentures. S&P has assigned a provisional credit rating of B to the Debentures. See “Credit Ratings”.

It is a condition of closing of the offering that the Debentures have received a rating, with no change in outlook, from Moody’s of B3, and from S&P of B, and have not been placed on a credit watch or a comparable downgrade warning. See “Credit Ratings”.

Redemption:

At any time prior to August 26, 2012, upon not less than 30 nor more than 60 days’ notice, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Debentures at a redemption price of 109.15% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds received by us from one or more public equity offerings. We may only do this, however, if:

(a)                                                        at least 65% of the aggregate principal amount of Debentures we initially issued would remain outstanding immediately after the proposed redemption; and

(b)                                                       the redemption occurs within 75 days after the closing of the public equity offering in question.

At any time prior to August 26, 2012, we may also redeem all or part of the Debentures, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium (as defined herein) and accrued and unpaid interest to the redemption date.

We may also redeem all or part of the Debentures after August 26, 2012 and prior to maturity upon not less than 30 nor more than 60 days’ prior notice. These redemptions will be in amounts of $1,000 or integral multiples thereof at the following redemption prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing August 26 of the years set forth below. This redemption is subject to the right of holders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date.

Year	Redemption Price
2012	104.575%
2013	103.05%
2014	101.525%
2015	100%

See “Description of the Debentures — Optional Redemption”.

Change of Control:

We will be required to make an offer to repurchase the Debentures at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control (as defined herein). See “Description of the Debentures — Change of Control” and “Description of the Debentures — SIFT Reorganization”.

Certain Covenants:

The Trust Indenture (as defined herein) governing the Debentures will restrict the ability of us and our subsidiaries to incur additional indebtedness and liens and to consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis. These covenants are subject to important qualifications and limitations. See “Description of Debentures — Covenants”.

Purchase for Cancellation:	The Debentures may be purchased by the Trust for cancellation at any time in the market or by tender or private contract.

Use of Proceeds:

The net proceeds from the sale of the Debentures, estimated to be $146.5 million (after payment of the Agents’ fees and the estimated expenses of the offering), will be used to partially fund the redemption of Baytex’s outstanding US$ Notes (as defined herein). See “Use of Proceeds” and “Consolidated Capitalization”.

Risk Factors:	Investing in the Debentures involves certain risks. You should carefully consider the information in the “Risk Factors” sections of the Base Shelf Prospectus and this Prospectus Supplement.

Governing Law:	The Debentures and the Trust Indenture will be governed by the laws of the Province of Alberta.

RECENT DEVELOPMENTS

On July 30, 2009, we completed the acquisition of predominantly heavy oil assets located in the Kerrobert and Coleville areas of southwest Saskatchewan, plus certain natural gas assets located in the Ferrier area of west central Alberta effective May 1, 2009 (the “Saskatchewan Asset Acquisition”). Aggregate cash consideration for the acquisition was $86.2 million, net of adjustments such as net operating income for the interim period from May 1, 2009 to July 30, 2009 and prepaid items.

The acquired assets are expected to produce approximately 3,000 boe/d (72% heavy oil and 28% natural gas) for the remainder of 2009. The acquired assets include approximately 47,700 net acres of developed land and 63,300 net acres of undeveloped land in close proximity to our Lloydminster area.

USE OF PROCEEDS

The net proceeds from the sale of the Debentures are estimated to be $146.5 million, after deducting the Agents’ fees of $3.0 million and the estimated expenses of the offering of $0.5 million.

The net proceeds from the sale of the Debentures will be used to partially fund the redemption of the 9.625% senior notes of Baytex due July 15, 2010 (principal amount US$179,699,000) (the “2010 Notes”) and the 10.5% senior notes of Baytex due February 15, 2011 (principal amount US$247,000) (the “2011 Notes” and, together with the 2010 Notes, the “US$ Notes”). As the holders of the US$ Notes must be provided with at least 30 days advance notice of a redemption, the net proceeds of the offering may be initially applied as a reduction of indebtedness under the Existing Secured Credit Facilities, as described in Note 4 under the heading “Consolidated Capitalization”. See “Relationship Between the Trust and Certain Agents”.

The Trust’s current indebtedness under the Existing Secured Credit Facilities, which totalled approximately $258 million as at August 18, 2009, has been incurred in the normal course of business and operations in connection with previous capital and other expenditures made by the Trust. For the year ended December 31, 2008, the Trust incurred $450 million of capital expenditures, including $185 million for exploration and development and $265 million on acquisitions (net of dispositions). See “Description of Our Business and Operations — Other Oil and Gas Information — Capital Expenditures” in the AIF. For the six months ended June 30, 2009, the Trust incurred $80 million of capital expenditures. See “Capital Expenditures” in the Quarterly MDA. The Trust funded the 2008 capital expenditures with the use of its Existing Secured Credit Facilities and the cash generated by its operations.

While we intend to use the net proceeds as stated above, there may be circumstances that are not known at this time where a reallocation of the net proceeds may be advisable for business reasons that management believes are in our best interests.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated capitalization as at December 31, 2008 and June 30, 2009, before and after giving effect to the following transactions: (i) the offering of the Debentures; (ii) the Saskatchewan Asset Acquisition, which was completed on July 30, 2009; and (iii) the redemption of the US$ Notes (collectively, the “Transactions”).

(thousands)	As at December 31, 2008		As at June 30, 2009 before giving effect to the Transactions		As at June 30, 2009 after giving effect to the Transactions (1)(2)(3)
Debt:
Existing Secured Credit Facilities (4)	$208,482		$154,171		$303,058
Long-term debt:
2010 Notes (5)	$216,970		$206,804		—
2011 Notes (5)	$303		$287		—
Convertible Debentures (6)	$10,195		$10,053		$10,053
Debentures (7)	—		—		$150,000
Unitholders’ Capital:
Units of the Trust (8)	$1,129,909		$1,256,845		$1,256,845
(unlimited)	(97,685 units	)	(106,988 units	)	(106,988 units	)
Convertible Debentures (6)	$498		$489		$489

Notes:

(1)       Assumes the estimated net proceeds from the offering of $146.5 million are used to fund a portion of the redemption price of the US$ Notes with the balance of the redemption price funded by the Existing Secured Credit Facilities.

(2)       Assumes that $86.2 million is drawn on the Existing Secured Credit Facilities (as defined in Note 4 below) to fund the Saskatchewan Asset Acquisition.

(3)       Assumes the full redemption of the 2010 Notes (principal amount US$179.699 million) and the 2011 Notes (principal amount US$247,000) at par plus accrued and unpaid interest thereon. Based on a redemption date of June 30, 2009 and a Canada-United States exchange rate of C$1.1625/US$1.00, the aggregate redemption price would be $209.2 million, which will be funded with the net proceeds of the offering and funds drawn on the Existing Secured Credit Facilities (as defined in Note 4 below).

(4)       As at June 30, 2009, Baytex had a credit agreement with a syndicate of chartered banks for facilities totalling $515 million (the “Existing Secured Credit Facilities”). The Existing Secured Credit Facilities are secured by a floating charge and a security interest over all of Baytex’s and its subsidiaries’ current and after acquired real and personal property and are guaranteed by the Trust and other material subsidiaries. The Existing Secured Credit Facilities consist of an operating loan and a 364-day revolving loan, mature on June 30, 2010 (subject to one year extensions thereafter in certain circumstances), can be drawn in either Canadian or United States funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates plus applicable margins or LIBOR rates plus applicable margins. The Existing Secured Credit Facilities contain restrictions on Baytex’s ability to make distributions to the Trust, including the declaration or payment of any dividend or distribution to the Trust as the holder of the capital stock of Baytex and the payment of interest or principal on subordinated debt owed to the Trust. Baytex and its subsidiaries are restricted from making distributions to the Trust when (i) a default or event of default under the Existing Secured Credit Facilities has occurred and is continuing, (ii) distributions would be reasonably expected to have a material adverse effect on or impair the ability of Baytex to fulfill its financial obligations to its lenders under the Existing Secured Credit Facilities, or (iii) outstanding loans under the Existing Secured Credit Facilities exceed the borrowing base set by the lenders thereunder until such time as such outstanding loans are reduced below the borrowing base. The borrowing base is generally re-determined by the lenders on a semi-annual basis and upon the acquisition or disposition of assets beyond certain defined limits. The lenders are entitled to review the borrowing base of the Existing Secured Credit Facilities in connection with this offering. Baytex does not currently anticipate that the borrowing base of the Existing Secured Credit Facilities will be reduced following this review. See also “Risk Factors — Risks Related to our Revenues — We may be subject to refinancing risk and increased debt service charges” in the AIF.

(5)       On February 12, 2001, Baytex issued US$150 million of the 2011 Notes, which bear interest at 10.5% payable semi-annually with principal repayable on February 15, 2011. The 2011 Notes are unsecured and are subordinated to the Existing Secured Credit Facilities. On July 9, 2003, Baytex completed an exchange offer pursuant to which US$149.753 million of the 2011 Notes were exchanged for US$179.699 million of the 2010 Notes, which bear interest at 9 5/8% payable semi-annually with principal repayable on July 15, 2010. The 2010 Notes are unsecured and are subordinated to the Existing Secured Credit Facilities. The note indenture relating to the 2010 Notes contains a limitation on restricted payments which may be made by Baytex to the Trust. Restricted payments include the declaration or payment of any dividend or distribution to the Trust as the holder of the capital stock of Baytex and the payment of interest or principal on subordinated debt owed to the Trust. Baytex is restricted from making any restricted payments, including distributions to the Trust, if a default or event of default under the note indenture has occurred and is continuing. If no such default or event of default has occurred and is continuing, Baytex may make a distribution to the Trust provided at the time either (A) (i) its ratio of consolidated debt to consolidated cash flow from operations does not exceed 3 to 1, (ii) its fixed charge coverage ratio for the preceding four fiscal quarters is greater than 2.5 to 1, and

(iii) the aggregate of all restricted payments declared or made after July 9, 2003 does not exceed the sum of 80% of the consolidated cash flow from operations accrued on a cumulative basis since July 9, 2003 plus the net cash proceeds received by Baytex from the issuance of deeply subordinated intercompany debt or the receipt of capital contributions from the Trust plus net proceeds received by Baytex from the issuance of and upon conversion of debt and other securities or (B) the aggregate amount of all restricted payments declared or made after July 9, 2003 does not exceed the sum of permitted restricted payments not previously made plus US$30 million. The principal amount of the 2010 Notes and the 2011 Notes outstanding as at December 31, 2008 and June 30, 2009 has been converted into Canadian dollars based on the Canada-United States exchange rate in effect at the close of business on each of such dates. See also “Use of Proceeds”.

(6)       The convertible debentures were issued on June 6, 2005 in the aggregate principal amount of $100 million (the “Convertible Debenture”). The amounts shown in the table above reflect both the debt and equity portions of unconverted Convertible Debentures as disclosed on the Trust’s December 31, 2008 and June 30, 2009 balance sheets. Under generally accepted accounting principles (“GAAP”) in Canada, consistently applied, the Convertible Debentures are included as a liability, net of the fair value of the conversion feature, which is included as equity. Over the term of the Convertible Debentures, the liability will accrete up to the principal balance of the outstanding Convertible Debentures at the end of their term with the accretion charged to interest expense. The Convertible Debentures are convertible to units of the Trust at a conversion price of $14.75 per unit. The Convertible Debentures mature on December 31, 2010 at which time they are due and payable. The Convertible Debentures are redeemable at the option of the Trust at a price of $1,050 per Convertible Debenture after December 31, 2008 and on or before December 31, 2009 and at a price of $1,025 per Convertible Debenture after December 31, 2009 and before maturity, in each case, plus accrued and unpaid interest thereon, if any.

(7)       See “Description of the Debentures” for a description of the Debentures.

(8)       As at June 30, 2009, the Trust had outstanding rights to purchase 8,231,010 units of the Trust pursuant to its incentive plan.

DESCRIPTION OF THE DEBENTURES

The Debentures will be issued under a trust indenture (the “Trust Indenture”) to be dated as of the closing date of the offering and to be entered into between the Trust, Valiant Trust Company (the “Indenture Trustee”) and Baytex, Baytex Oil & Gas Ltd., Baytex Energy Partnership, Baytex Marketing Ltd. and Baytex Energy USA Ltd (the “Guarantors”). The Trust Indenture authorizes the Trust to issue an unlimited aggregate principal amount of Debt Securities (as defined below) in one or more series. Each such issue, other than the Debentures, which will be issued under the Trust Indenture, will be made by way of a supplemental indenture which will set out the terms of the relevant series of Debt Securities. The terms of the Debentures will be set out in the Trust Indenture. The following is a summary of the material terms of the Debentures, which does not purport to be complete. For full particulars of such terms, reference should be made to the Trust Indenture.

Definitions

For the purpose of the following discussion of certain provisions of the Trust Indenture, the following terms will have substantially the meanings set out below:

“Adjusted Consolidated Net Tangible Assets” means, without duplication, as of the date of determination:

(i)

the sum of: (a) discounted future net cash flows from the proved oil and gas reserves of the Trust and its Restricted Subsidiaries calculated in accordance with applicable securities legislation using a discount rate of 10% but before any federal, provincial or foreign income taxes, as estimated by the Trust’s independent petroleum engineers in a reserve report prepared as of the end of the Trust’s most recently completed fiscal year for which audited financial statements are available, increased and/or decreased, as the case may be, as described in clause (b); (b) the capitalized costs that are attributable to the oil and gas properties of the Trust and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on the Trust’s books and records as of a date no earlier than the date of the Trust’s latest annual or quarterly financial statements; (c) the net working capital on a date no earlier than the date of the Trust’s latest annual or quarterly financial statements; and (d) the greater of:

(A)

the net book value of other tangible assets of the Trust and its Restricted Subsidiaries, including without duplication, Investments in unconsolidated Restricted Subsidiaries, on a date no earlier than the date of the Trust’s latest annual or quarterly financial statements; and

(B)

the appraised value, as estimated by independent appraisers, of other tangible assets of the Trust and its Restricted Subsidiaries, including, without duplication, Investments in unconsolidated Restricted Subsidiaries, as of the date no earlier than the date of the Trust’s latest audited financial statements;

minus

(ii)           the sum of

(A)          minority interests;

(B)           any net gas balancing liabilities of the Trust and its Restricted Subsidiaries reflected in the Trust’s latest annual financial statements;

(iii)          to the extent included in clause (i)(a) above, the discounted future net cash flows, calculated in accordance with applicable securities legislation using a discount rate of 10%, but before any federal, provincial or foreign income taxes and utilizing the prices utilized in the Trust’s and its Restricted Subsidiaries’ year-end reserve report, attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of the Trust and its Restricted Subsidiaries with respect to volumetric production payments on the schedules specified with respect thereto; and

(iv)          the discounted future net cash flows, calculated in accordance with applicable securities legislation but before any federal, provincial or foreign income taxes, attributable to reserves subject to dollar-denominated production payments which, based on the estimates of production and price assumptions included in determining the discounted future cash flows specified in clause (i)(a) above, would be necessary to fully satisfy payment obligations of the Trust and its Restricted Subsidiaries with respect to dollar-denominated production payments on the schedules specified with respect thereto.

Discounted future net cash flows will be increased pursuant to clauses (i) and (ii) below and decreased pursuant to clauses (iii) and (iv) below, as of the date of determination, by the estimated discounted future net cash flows, calculated in accordance with applicable securities legislation using a discount rate of 10% but before any federal, provincial or foreign income taxes and utilizing the prices utilized in such year-end reserve report referred to in clause (i)(a) above, from:

(i)            estimated proved oil and gas reserves acquired since such year-end, which reserves were not reflected in such year-end reserve report;

(ii)           estimated oil and gas reserves attributable to upward revisions of estimates of proved oil and gas reserves since such year-end due to exploration, development, exploitation, production or other activities;

(iii)          estimated proved oil and gas reserves produced or disposed of since such year-end; and

(iv)          estimated oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since such year-end due to exploration, development, exploitation, production or other activities.

In the case of each of the determinations made pursuant to clauses (i) through (iv) immediately above, such increases and decreases shall be as estimated by the Trust’s internal petroleum engineers, except that in the event there is a Material Change as a result of such acquisitions, dispositions or revisions, then the discounted future net cash flows utilized for purposes of clauses (i)(a) through (i)(d) shall be confirmed in writing by a Canadian nationally recognized firm of independent petroleum engineers;

“Cash Equivalents” means:

(i)            any evidence of Indebtedness with a term to maturity of one year or less issued or directly and fully guaranteed or insured by Canada or the United States or any agency or instrumentality of Canada or the

United States or any province or agency thereof (provided that the full faith and credit of Canada or the United States or any province thereof, as the case may be, is pledged in support thereof, and provided, further, that any province of Canada must be rated, as the case may be, at least “R-1” by DBRS Limited (in the case of a Canadian provincial issuer);

(ii)           certificates of deposit or acceptances with a term to maturity of one year or less of, and overnight bank deposits with, any Canadian chartered bank or financial institution that is a member of the United States Reserve System having combined capital and surplus and undivided profits of not less than $500 million or the equivalent in U.S. dollars;

(iii)          commercial paper with a term to maturity of 180 days or less issued by a corporation that is not an affiliate of the Trust and is organized under the laws of Canada or any province thereof or, any state of the United States and rated at least A 1 by S&P or at least P 1 by Moody’s or at least “R-1” by DBRS Limited (in the case of a Canadian issuer); and

(iv)          funds which invest exclusively in any combination of the foregoing;

“Change of Control” means the occurrence of any one of the following: (i) all or substantially all of the property, assets and undertaking of the Trust on a consolidated basis becomes the property of any other person who is not an affiliate of the Trust; or (ii) a person who is not an affiliate of the Trust, or group of such persons acting jointly or in concert, acquires trust units of the Trust (and/or securities convertible into trust units of the Trust, as applicable) representing (on a diluted basis, but only giving effect to the conversion or exercise of convertible securities held by such person or group of persons) greater than 50% of the trust units of the Trust, as applicable, except where the event described in (i) or (ii) is pursuant to, or as a result of, any SIFT Reorganization;

“Consolidated Cash Flow from Operations” means, for any period, the sum of, without duplication, Consolidated Net Income for such period, plus (or, in the case of clause (iii) below, plus or minus) the following items to the extent included in computing Consolidated Net Income for such period:

(i)            the Trust’s and its Restricted Subsidiaries’ federal, provincial, local and foreign future income tax expense for such period accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sale or dispositions outside the ordinary course of business and provided that current income tax expense determined in accordance with GAAP shall not be included); plus

(ii)           the Trust and its Restricted Subsidiaries’ depletion, depreciation and amortization expense for such period; plus

(iii)          site restoration costs plus any other non-cash charges for such period (including any non-cash charges related to a ceiling test write-down required under GAAP) and minus non-cash credits for such period, other than non-cash charges or credits resulting from changes in prepaid assets or accrued liabilities in the ordinary course of business, provided that income tax expense, depletion, depreciation and amortization expense and non-cash charges and credits of a Restricted Subsidiary will be included in Consolidated Cash Flow from Operations only to the extent, and in the same proportion, that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income for such period;

“Consolidated Debt” means, at any time, Indebtedness of the Trust and its Restricted Subsidiaries, other than Hedging Obligations, at such time as determined on a consolidated basis in accordance with GAAP and as shown on the Trust’s most recent annual audited or quarterly unaudited balance sheets; provided, however, that Consolidated Debt shall not include Convertible Debentures (as defined in the Trust Indenture);

“Consolidated EBITDA” means, for any period, the sum of, without duplication, Consolidated Net Income for such period, plus (or, in the case of clauses (iv) and (v) below, plus or minus) the following items to the extent included in computing Consolidated Net Income for such period:

(i)            Fixed Charges for such period; plus

(ii)           the federal, provincial and foreign income tax expense of the Trust and its Restricted Subsidiaries for such period paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business); plus

(iii)          the depletion, depreciation and amortization expense of the Trust and its Restricted Subsidiaries for such period; plus

(iv)          site restoration costs; plus

(v)           any other non-cash charges for such period (including any non-cash charges related to a ceiling test write-down required under GAAP) and minus non-cash credits for such period, other than non cash charges or credits resulting from changes in prepaid assets or accrued liabilities in the ordinary course of business;

provided that income tax expense, depletion, depreciation and amortization expense and non cash charges and credits of a Restricted Subsidiary shall be included in Consolidated EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income for such period;

“Consolidated Net Income” means, for any period, the net income (or net loss) of the Trust and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income or loss by excluding:

(i)            any net after tax extraordinary gains or losses (less all fees and expenses relating thereto);

(ii)           any net after tax gains or losses (less all fees and expenses relating thereto) attributable to certain asset sales;

(iii)          the net income (but not the net loss) of any person (other than the Trust or a Restricted Subsidiary), in which the Trust or any Restricted Subsidiary has an equity interest, except that the aggregate amount of dividends or other distributions actually paid to the Trust or any Restricted Subsidiary in cash during such period will be included in such Consolidated Net Income;

(iv)          the net income (or loss) of any person acquired by the Trust or any Restricted Subsidiary in a “pooling of interests” transaction attributable to any period prior to the date of such acquisition;

(v)           the net income (but not the net loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is at the date of determination restricted, directly or indirectly, except that the aggregate amount of such net income that could be paid to the Trust or a Restricted Subsidiary thereof by loans, advances, intercompany transfers, principal repayments or otherwise will be included in such Consolidated Net Income; and

(vi)          any non-cash charges related to a ceiling test write down under GAAP;

and in each case as adjusted for the pro forma net income of material acquisitions or dispositions (including Restricted Subsidiaries acquired or disposed of in such period) in such period on the basis that such acquisition or disposition occurred on the first day of such period;

“Consolidated Net Worth” means, at any date of determination, the unitholders’ equity as set forth on the most recently available quarterly or annual consolidated balance sheet of the Trust and its Restricted Subsidiaries together with the principal amount of any outstanding Convertible Debentures (as defined in the Trust Indenture), less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the capital stock of the Trust and less, to the extent included in calculating such shareholders’ equity of the Trust and its Restricted Subsidiaries, the shareholders’ equity attributable to Unrestricted Subsidiaries, each item to be determined in conformity with GAAP;

“Debt Securities” means the Debentures and other debentures, notes or other evidence of indebtedness of the Trust issued and certified from time to time pursuant to the Trust Indenture;

“Debtholders” or “holders” means the persons for the time being entered in the register for Debt Securities as registered holders of Debt Securities payable to a named payee or any transferees of such persons by endorsement or delivery;

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default;

“Disqualified Stock” means any class or series of capital stock, other than units of the Trust, that either by its terms, or by the terms of any security into which it is convertible or exchangeable or by contract or otherwise:

(i)            is, or upon the happening of an event or passage of time would be, required to be redeemed on or prior to any such final stated maturity of any of the Debt Securities;

(ii)           is redeemable at the option of the holder thereof at any time on or prior to such final stated maturity; or

(iii)          at the option of the holder thereof, is convertible into or exchangeable for debt securities at any time on or prior to such final stated maturity,

provided that any capital stock that would not constitute Disqualified Stock but for provisions therein giving holders thereof the right to cause the issuer thereof to repurchase or redeem such capital stock upon the occurrence of an “asset sale” or “change of control” occurring prior to any stated maturity of the Debt Securities will not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such capital stock are no more favourable to the holders of such capital stock than the provisions contained in the Trust Indenture and such capital stock specifically provides that the issuer will not repurchase or redeem any of such stock pursuant to such provision prior to the Trust’s repurchase of such of the Debt Securities as are required to be repurchased pursuant to the terms of the Trust Indenture;

“Fixed Charges” means, for any period, without duplication, the sum of:

(i)            the amount that, in conformity with GAAP, would be set forth opposite the caption “interest expense” (or any like caption) on a consolidated statement of operations of the Trust and its Restricted Subsidiaries for such period, including, without limitation:

(A)          amortization of debt discount;

(B)           the net cost of any interest rate protection agreements and other types of interest rate hedging agreements (including amortization of discounts);

(C)           the interest portion of any deferred payment obligation;

(D)          amortization of debt issuance costs; and

(E)           the interest component of capital lease obligations; plus

(ii)           cash distributions or dividends paid on preferred stock or Disqualified Stock by any Restricted Subsidiary to any person other than the Trust and its Restricted Subsidiaries; plus

(iii)          all interest on any Indebtedness of any person guaranteed by the Trust or any of its Restricted Subsidiaries;

provided, however, that Fixed Charges shall not include (i) any gain or loss from extinguishment of debt, including the write-off of debt issuance costs and (ii) the fixed charges of a Restricted Subsidiary to the extent (and in the same proportion) that the net income of such Subsidiary was excluded in calculating Consolidated Net Income pursuant to clause (v) of the definition thereof for such period; and (iii) interest on any Convertible Debentures (as defined in the Trust Indenture);

“Fixed Charge Coverage Ratio” means, for any period, the ratio of Consolidated EBITDA for such period to Fixed Charges for such period;

“generally accepted accounting principles” or “GAAP” means generally accepted accounting principles in Canada, consistently applied, that are in effect on the date of the Trust Indenture;

“Hedging Obligations” means the obligations of any person under any:

(i)            interest rate protection agreements and other types of interest rate hedging agreements including, without limitation, interest rate swaps, caps, floors, collars and similar agreements and other related agreements entered into in the ordinary course of business and designed to protect against or manage exposure to fluctuations in interest rates,

(ii)           any spot or forward foreign exchange agreements and currency swap, currency option or other similar financial agreements or arrangements entered into by such person or any of its Restricted Subsidiaries in the ordinary course of business and designed to protect against or manage exposure to fluctuations in foreign currency exchange rates; and

(iii)          any agreement or arrangement, or any combination thereof, relating to oil and gas prices, transportation or basis costs or differentials or other similar financial factors, that is customary in the oil and gas business and is entered into by such person in the ordinary course of business for the purpose of limiting or managing risk associated with fluctuations in such prices, costs, differentials or similar factors;

“Indebtedness” means (without duplication), with respect to any person, whether recourse is to all or a portion of the assets of such person and whether or not contingent:

(i)            every obligation of such person for money borrowed but excluding, for lack of doubt, any trade accounts payable and accrued liabilities incurred in the ordinary course of business;

(ii)           every obligation of such person evidenced by bonds, debentures, notes or other similar instruments;

(iii)          every reimbursement obligation of such person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such person;

(iv)          every obligation of such person issued or assumed as the deferred purchase price of property or services;

(v)           all conditional sale obligations or all obligations under any title retention agreement, but excluding a title retention agreement to the extent it constitutes an operating lease;

(vi)          every capital lease obligation of such person;

(vii)         all Disqualified Stock of such person valued at its maximum fixed repurchase price (including, without duplication, accrued and unpaid dividends);

(viii)	all obligations of such person under or in respect of Hedging Obligations; and

(ix)

every obligation of the type referred to in clauses (i) through (viii) of another person and all dividends of another person the payment of which, in either case, such person has guaranteed. Indebtedness shall not include Convertible Debentures (as defined in the Trust Indenture) of the Trust;

“Investment” in any person means:

(i)

any direct or indirect advance, loan or other extension of credit (including, without limitation, a guarantee) or capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to, or any purchase, acquisition or ownership of, any capital stock, Indebtedness or other securities issued by such person, the acquisition (by purchase or otherwise) of all or substantially all of the business or assets of such person, or the making of any investment of cash or other property in such person;

(ii)	the designation of any Restricted Subsidiary as an Unrestricted Subsidiary;

(iii)

the transfer of any assets or properties from the Trust or a Restricted Subsidiary to an Unrestricted Subsidiary, other than the transfer of assets or properties made in the ordinary course of business; and

(iv)	the fair market value of the capital stock (or any other Investment), held by the Trust or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary.

For greater certainty, Investments exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices;

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind, including any conditional sale or other title retention agreement or lease in the nature thereof, but excluding a title retention agreement to the extent it constitutes an operating lease;

“Material Change” means an increase or decrease, excluding changes that result solely from changes in prices, of more than 30% during a fiscal quarter in the estimated discounted future net cash flows from proved oil and gas reserves of the Trust and its Restricted Subsidiaries, calculated in accordance with clause (a) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material Change:

(i)

any acquisitions during the quarter of oil and gas reserves that have been estimated by a Canadian nationally recognized firm of independent petroleum engineers and on which a report or reports exist; and

(ii)	any disposition of properties held at the beginning of such quarter that have been disposed of as provided in the “Limitation on Certain Asset Sales” covenant in the Trust Indenture;

“Non-Recourse Indebtedness” means:

(i)

the Trust’s and any Restricted Subsidiary’s Indebtedness, other than capital lease obligations, incurred in connection with the construction, development or acquisition by the Trust or such Restricted Subsidiary in the ordinary course of business of assets used in the oil and gas business, including office buildings and other real property used by the Trust or such Restricted Subsidiary in conducting the Trust’s or such Restricted Subsidiary’s operations; and

(ii)	any renewals and refinancings of such Indebtedness.

For Indebtedness described in the clauses (i) and (ii) to qualify as Non-Recourse Indebtedness, the holders of such Indebtedness must agree that they will look solely to the fixed assets so constructed, developed or acquired and the proceeds thereof which secure such Indebtedness, subject to customary exceptions such as indemnifications for misrepresentation, environmental, title, fraud and other matters, and neither the Trust nor any Restricted Subsidiary may: (x) be directly or indirectly liable for such Indebtedness, or (y) provide credit support, including any undertaking, guarantee, agreement or instrument that would constitute Indebtedness, other than the grant of a Lien on such constructed, developed or acquired fixed assets and the proceeds therefrom;

“Permitted Indebtedness” means, without duplication:

(i)

Indebtedness of the Trust or any Restricted Subsidiary arising under the Senior Secured Credit Facilities or which constitutes certain acquired Indebtedness in an aggregate outstanding principal amount at any time not to exceed the greater of: (i) $515,000,000 (which amount shall be permanently reduced by the amount of net cash proceeds used to permanently repay Indebtedness under any of the Senior Secured Credit Facilities and not subsequently invested in property and assets that will be used in the oil and gas business or used to reduce other Indebtedness outstanding under another of the Senior Secured Credit Facilities pursuant to certain permitted asset sales; (ii) the borrowing base under the Senior Secured Credit Facilities; and (iii) 30% of Adjusted Consolidated Net Tangible Assets;

(ii)	capital lease obligations of the Trust or any Restricted Subsidiary, provided that the aggregate amount of Indebtedness under this clause (ii) does not exceed $25,000,000 at any one time outstanding;

(iii)

Indebtedness of the Trust or any Restricted Subsidiary under certain monetary obligations created or assumed as part of the purchase price of real or tangible personal property, so long as: (A) such Indebtedness is not secured by any property or assets of the Trust or any Restricted Subsidiary other than the property and assets so acquired and the proceeds thereof; (B) such Indebtedness is created within 90 days of the acquisition of the related property; and (C) the aggregate amount of outstanding Indebtedness under this clause does not at any time exceed $25,000,000;

(iv)	Non-Recourse Indebtedness;

(v)

Indebtedness of the Trust or any Restricted Subsidiary in respect of Hedging Obligations incurred in the ordinary course of business; provided that, with respect to any interest rate protection agreements and other types of interest rate hedging agreements, the notional amount of any such any interest rate protection agreements and other types of interest rate hedging agreements does not exceed the principal amount of the Indebtedness to which the agreement relates;

(vi)

Indebtedness of the Trust or any Restricted Subsidiary outstanding on the date the Trust Indenture is entered into, reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon, other than Indebtedness arising under the Senior Secured Credit Facilities;

(vii)	Guarantees of the Trust or any Restricted Subsidiary in respect of any of the foregoing other than Non-Recourse Indebtedness;

(viii)

Indebtedness not otherwise permitted in connection with the limitations on the occurrence of indebtedness under the Trust Indenture and any other clause of this definition, in an aggregate principal amount not to exceed $25,000,000 at any one time outstanding;

(collectively, the items described in Clause (i) through to Clause (viii) above, being the “Secured Group Facilities”);

(ix)

Indebtedness owed by the Trust to any wholly-owned Restricted Subsidiary or owed by any Restricted Subsidiary to the Trust or a wholly-owned Restricted Subsidiary, provided, however, that if the Trust is the obligor on such Indebtedness, such Indebtedness in unsecured; and provided, further, however, that if any such wholly-owned Restricted Subsidiary ceases to be (for any reason) a wholly-owned Restricted Subsidiary, then this clause shall no longer be applicable to Indebtedness owed by the Trust or any

Restricted Subsidiary to such Restricted Subsidiary that was formerly a wholly-owned Restricted Subsidiary;

(x)	Indebtedness represented by the Debt Securities and any applicable associated guarantees given pursuant to the terms of the Trust Indenture;

(xi)

guarantees by the Trust or any Restricted Subsidiary of Indebtedness that was permitted to be incurred pursuant to the “Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” covenant in the Trust Indenture;

(xii)	in-kind obligations relating to net gas balancing positions arising in the ordinary course of business and consistent with past practice;

(xiii)	Convertible Debentures (as defined in the Trust Indenture) and other subordinated Indebtedness;

(xiv)	Indebtedness of the Trust or any Restricted Subsidiary secured by any Permitted Lien (as such term is defined in the Trust Indenture);

(xv)

any renewals, extensions, substitutions, refinancings or replacements (each, for purposes of this clause, a “refinancing”) of any outstanding Indebtedness incurred pursuant to clause (ix), (xi) and (xiv), including any successive refinancings thereof, so long as: (A) any such new Indebtedness is in a principal amount that does not exceed the principal amount so refinanced, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by the Trust as necessary to accomplish such refinancing, plus the amount of the expenses of the Trust reasonably estimated to be incurred in connection with such refinancing; (B) in the case of any refinancing of Convertible Debentures (as defined in the Trust Indenture) or subordinated indebtedness of the Trust or, any guarantors, such new Indebtedness is subordinated to the Debt Securities or any associated guarantees, as the case may be, at least to the same extent as the Indebtedness being refinanced; and (C) such refinancing Indebtedness has a Weighted Average Life equal to or greater than the Weighted Average Life of the Indebtedness being refinanced and has a final stated maturity no earlier than the final stated maturity of the Indebtedness being refinanced;

“Permitted Investments” means any of the following:

(i)	Investments in Cash Equivalents;

(ii)

Investments by the Trust or any Restricted Subsidiary in another person, if as a result of such Investment such other person (A) becomes a wholly-owned Restricted Subsidiary or (B) is merged, amalgamated or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Trust or a wholly-owned Restricted Subsidiary;

(iii)	Investments by the Trust or any of the Restricted Subsidiaries in any one of the other of them; provided that any Indebtedness evidencing such Investment is unsecured;

(iv)	Investments existing on the date the Trust Indenture is executed;

(v)	Investments made as a result of the receipt of non cash consideration in an asset sale permitted under the Trust Indenture;

(vi)

Investments consisting of loans and advances to officers and employees of the Trust and any Restricted Subsidiary for reasonable travel, relocation and business expenses in the ordinary course of business for bona fide business purposes not in excess of $5,000,000 at any one time outstanding;

(vii)	Investments the payment for which consists exclusively of capital stock (exclusive of Disqualified Stock) of the Trust;

(viii)	Hedging Obligations of the Trust and its Restricted Subsidiaries in compliance with the Trust Indenture;

(ix)	Investments made by the Trust or any of its Restricted Subsidiaries in connection with any SIFT Reorganization;

(x)	Other Investments that do not exceed $25,000,000 in the aggregate at any one time outstanding;

“Principal Operating Subsidiaries” means at the date of the Trust Indenture, Baytex, Baytex Oil & Gas Ltd., Baytex Energy Partnership, Baytex Marketing Ltd. and Baytex Energy USA Ltd.;

“Restricted Payment” means any of the following:

(i)

the declaration or payment of any dividend on, or the making of any distribution to holders of, any shares of the capital stock of the Trust or any Restricted Subsidiary other than: (A) dividends or distributions payable solely in certain permitted equity; or (B) dividends or distributions by a Restricted Subsidiary payable to the Trust or another Restricted Subsidiary;

(ii)

the purchase, redemption or other acquisition or retirement for value, directly or indirectly of any shares of capital stock (or any options, warrants or other rights to acquire shares of capital stock) of: (A) the Trust or any Unrestricted Subsidiary; or (B) any Restricted Subsidiary held by any affiliate of the Trust (other than, in either case, any such capital stock owned by the Trust or any of its Restricted Subsidiaries);

(iii)

the making of any principal payment on, or the repurchase, redemption, defeasance or other acquisition or retirement for value, prior to any scheduled principal payment, sinking fund payment or maturity, of any subordinated indebtedness other than the redemption of the outstanding 2010 Notes;

(iv)	the making of any Investment (other than a Permitted Investment) in any person; or

(v)	the making of any payment of interest or principal on Convertible Debentures (as defined in the Trust Indenture);

“Restricted Subsidiary” means any Subsidiary, including the Principal Operating Subsidiaries, other than an Unrestricted Subsidiary;

“Senior Secured Credit Facilities” means the amended and restated credit agreement made as of November 29, 2007, among Baytex, the banks that are lenders under such agreement from time to time, and The Toronto-Dominion Bank, as agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), as the credit agreement or such other documents may be amended, renewed, extended, substituted, assigned by the agent or any lender, restated, refinanced, restructured, supplemented or otherwise modified from time to time (including, without limitation, any successive amendments, renewals, extensions, substitutions, assignments, restatements, refinancings, restructuring, supplements or other modifications of the foregoing (including increasing the amount of available borrowings thereunder, provided that such increase in borrowings is permitted by the “Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” covenant in the Trust Indenture, or adding Restricted Subsidiaries as additional borrowers or guarantors thereunder)) of all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders);

“SIFT Reorganization” means any tax reorganization of the Trust in response to the announcement by the Ministry of Finance (Canada) on October 31, 2006 relating to the taxation of income trusts in Canada made in accordance with the terms of the Trust Indenture;

“Subsidiary” means any person a majority of the equity ownership or voting stock (including, without limitation, partnership interests) of which is at the time owned, directly or indirectly, by the Trust and/or one or more Subsidiaries of the Trust;

“Unrestricted Subsidiary” means: (i) any Subsidiary that is designated by the Board of Directors of Baytex as an Unrestricted Subsidiary in accordance with the Trust Indenture; and (ii) any Subsidiary of an Unrestricted Subsidiary; and

“Weighted Average Life” means, as of the date of determination with respect to any Indebtedness or Disqualified Stock, the quotient obtained by dividing: (i) the sum of the product of (A) the number of years from the date of determination to the date or dates of each successive scheduled principal or liquidation value payment of such Indebtedness or Disqualified Stock, respectively, multiplied by (B) the amount of each such principal or liquidation value payment; by (ii) the sum of all such principal or liquidation value payments.

General

The Debentures will be issued in $1,000 denominations and will be dated August 26, 2009, will bear interest at the rate of 9.15% per annum, payable in semi-annual instalments on August 26 and February 26 in each year, with the first payment of interest due on February 26, 2010 and will mature on August 26, 2016. The semi-annual interest payments will be in an amount equal to $45.75 per $1,000 principal amount. While the Series A Debentures are represented by a global security, the record date for the payment of interest will be the close of business five business days preceding the relevant interest payment date. If the Series A Debentures cease to be represented by a global debt security, the Trust may select a record date which will be a date that is at least 10 business days preceding an interest payment date.

The Debentures will be senior unsecured obligations of us and will rank equally and ratably with all of our existing and future senior unsecured indebtedness.

Guarantee

The Debentures will be jointly and severally guaranteed by all Restricted Subsidiaries of the Trust that directly or indirectly, guarantee, assume or in any other manner become liable for the payment of any Indebtedness of the Trust or any other Restricted Subsidiary under the Existing Secured Credit Facilities (which guarantors, at the date of the Trust Indenture, will be the Guarantors). In the case of default by the Trust, the Indenture Trustee will, subject to the Trust Indenture, seek redress from such guarantors for the guaranteed obligations. These guarantees are intended to eliminate structural subordination, which arises as a consequence of certain of the Trust’s assets being held in various Subsidiaries. A guarantor may be released from its guarantee in certain circumstances, including, where it no longer remains a majority owned Subsidiary of the Trust or where it becomes an Unrestricted Subsidiary pursuant to the Trust Indenture. The financial results of the Guarantors are included in the consolidated financial results of the Trust, which are incorporated by reference in this Prospectus Supplement. See “Risk Factors — Structural Subordination of Debentures”.

Additional consolidated financial information for the Trust, the Guarantors and the remaining Subsidiaries of the Trust are set forth below:

In thousands of Canadian dollars	Baytex Energy Trust	Guarantors	Other Subsidiaries	Consolidation Adjustments	Total Consolidated Amounts
For three months ended June 30, 2009
Revenue	76,636	192,667	—	(76,636)	192,667
Net earnings	45,028	58,702	(19)	(76,260)	27,451
Current assets	—	157,556	293	—	157,849
Non-current assets	1,400,686	1,570,269	—	(1,348,189)	1,622,766
Current liabilities	12,839	315,583	82	—	328,504
Non-current liabilities	27,831	438,104	—	(17,778)	448,157

In thousands of Canadian dollars	Baytex Energy Trust	Guarantors	Other Subsidiaries	Consolidation Adjustments	Total Consolidated Amounts
For three months ended June 30, 2008
Revenue	111,728	332,336	—	(111,728)	332,336
Net earnings	57,417	88,353	—	(111,353)	34,417
Current assets	14	161,134	—	—	161,148
Non-current assets	1,178,104	1,487,191	—	(1,126,394)	1,538,901
Current liabilities	23,648	413,172	—	—	436,820
Non-current liabilities	11,654	442,667	—	—	454,321

For six months ended June 30, 2009
Revenue	134,091	343,610	—	(134,091)	343,610
Net earnings (loss)	94,792	57,529	(19)	(133,341)	18,961
Current assets	—	157,556	293	—	157,849
Non-current assets	1,400,686	1,570,269	—	(1,348,189)	1,622,766
Current liabilities	12,839	315,583	82	—	328,504
Non-current liabilities	27,831	438,104	—	(17,778)	448,157

For six months ended June 30, 2008
Revenue	203,068	596,784	—	(203,068)	596,784
Net earnings	104,306	168,277	—	(202,318)	70,265
Current assets	14	161,134	—	—	161,148
Non-current assets	1,178,104	1,487,191	—	(1,126,394)	1,538,901
Current liabilities	23,648	413,172	—	—	436,820
Non-current liabilities	11,654	442,667	—	—	454,321

For twelve months ended December 31, 2008
Revenue	431,261	1,159,718	—	(431,261)	1,159,718
Net earnings	240,863	448,792	—	(429,761)	259,894
Current assets	14,504	173,254	307	(14,504)	173,561
Non-current assets	1,231,233	1,590,265	—	(1,182,726)	1,638,772
Current liabilities	17,583	398,058	61	—	415,702
Non-current liabilities	10,195	459,109	—	—	469,304

For twelve months ended December 31, 2007
Revenue	276,254	745,885	—	(276,254)	745,885
Net earnings	170,269	237,102	—	(274,511)	132,860
Current assets	14,504	122,698	—	(14,504)	122,698
Non-current assets	944,956	1,229,517	—	(890,021)	1,284,452
Current liabilities	15,217	380,305	—	—	395,522
Non-current liabilities	16,150	373,023	—	—	389,173

For twelve months ended June 30, 2009
Revenue	362,285	906,544	—	(362,285)	906,544
Net earnings	231,349	338,045	(19)	(360,785)	208,590
Current assets	—	157,556	293	—	157,849
Non-current assets	1,400,686	1,570,269	—	(1,348,189)	1,622,766
Current liabilities	12,839	315,583	82	—	328,504
Non-current liabilities	27,831	438,104	—	(17,778)	448,157

In thousands of Canadian dollars	Baytex Energy Trust	Guarantors	Other Subsidiaries	Consolidation Adjustments	Total Consolidated Amounts
For three months ended March 31, 2009
Revenue	57,456	150,943	—	(57,456)	150,943
Net earnings (loss)	49,764	(1,173)	—	(57,081)	(8,490)
Current assets	348	161,138	316	—	161,802
Non-current assets	1,262,468	1,596,173	—	(1,206,967)	1,651,674
Current liabilities	11,986	431,365	61	—	443,412
Non-current liabilities	15,274	453,538	—	(5,055)	463,757

For three months ended March 31, 2008
Revenue	91,340	264,448	—	(91,340)	264,448
Net earnings	46,889	79,923	—	(90,964)	35,848
Current assets	114	123,740	—	—	123,854
Non-current assets	961,068	1,232,656	—	(907,795)	1,285,929
Current liabilities	17,406	370,279	—	—	387,685
Non-current liabilities	15,041	379,769	—	—	394,810

Optional Redemption

At any time prior to August 26, 2012, upon not less than 30 nor more than 60 days’ notice, the Trust may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Debentures at a redemption price of 109.15% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds received by us from one or more public equity offerings. The Trust may only do this, however, if:

(a)	at least 65% of the aggregate principal amount of Debentures initially issued would remain outstanding immediately after the proposed redemption; and

(b)	the redemption occurs within 75 days after the closing of the public equity offering in question.

At any time and from time to time prior to August 26, 2012, the Trust may also, at its option, redeem all or part of the Debentures, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium and accrued and unpaid interest to the redemption date.

The Trust may also redeem all or part of the Debentures after August 26, 2012 and prior to maturity upon not less than 30 nor more than 60 days’ prior notice. These redemptions will be in amounts of $1,000 or integral multiples thereof at the following redemption prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing August 26 of the years set forth below. This redemption is subject to the right of holders of the Debentures of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date.

Year	Redemption Price
2012	104.575%
2013	103.05%
2014	101.525%
2015	100%

For the purpose of the foregoing redemption provisions, the following terms will be defined in the Trust Indenture substantially as follows:

“Applicable Redemption Premium” means, with respect to any Debenture on any redemption date, the greater of: (i) 1.0% of the principal amount of the Debenture; and (ii) the excess of: (A) the Discounted Value at such redemption date of the Remaining Scheduled Payments of such Debenture, determined by discounting, on a semi-annual basis, such amounts from the dates on which they would have been payable at a rate equal to the Reinvestment Yield; and (B) the principal amount of the Debenture;

“Called Principal” means, with respect to any Debenture, the principal of such Debenture that is to be prepaid pursuant to an optional redemption;

“Discounted Value” means, with respect to the Called Principal of any Debentures, the amount obtained by discounting, on a semi-annual basis, all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the date of calculation of the redemption price with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Debentures is payable) equal to the Reinvestment Yield with respect to such Called Principal;

“Reinvestment Yield” means, with respect to the Called Principal of any Debenture, the sum of (i) 1.00% per annum; plus (ii) the yield to maturity implied by the yields reported, as of 10:00 a.m. (Toronto time) on the third business day preceding the date of calculation of the redemption price with respect to such Called Principal, on the display designated as “TD PX1” of the Bloomberg Financial Markets Services Screen (or such other display as may replace the aforementioned screen) for actively traded Government of Canada securities having a maturity equal to such Called Principal as of such date of calculation of the redemption price; and

“Remaining Scheduled Payments” means, with respect to the Called Principal of any Debenture, all payments of such Called Principal and interest thereon that would be due after the date of calculation of the redemption price with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such date of calculation of the redemption price is not a date on which interest payments are due to be made under the terms of such Debentures, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such date of calculation of the redemption price and required to be paid on such date.

Purchase of Debt Securities

The Trust may at any time and from time to time purchase the Debt Securities in the market (which will include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or private contract at any price. Debt Securities that are so purchased will be cancelled and will not be reissued or resold.

Covenants

The Trust Indenture will contain various covenants in favour of holders of the Debt Securities (including the Debentures), including, but not limited to: (i) the payment of principal, premium (if any) and interest; (ii) the Trust’s continuing existence, maintenance of its properties and assets; and insurance matters; (iii) payment of taxes and other claims; (iv) limitations on certain asset sales; (v) limitations on certain transactions with affiliates; and (vi) limitations on dividends and other payments affecting Restricted Subsidiaries. In addition, the Trust Indenture will contain covenants substantially to the following effect:

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock

The Trust will not, and will not permit any Restricted Subsidiary to, create, issue, assume, guarantee or otherwise become directly or indirectly liable for the payment of, or otherwise incur (collectively, “incur”), any Indebtedness (including certain acquired Indebtedness except to the extent that it qualifies as Permitted Indebtedness pursuant to clause (i) of the definition thereof), other than Permitted Indebtedness, or issue any Disqualified Stock, other than Disqualified Stock issued in connection with a SIFT Reorganization, except that the Trust or a Restricted Subsidiary may incur Indebtedness or issue Disqualified Stock if, at the time of such incurrence or issuance, the

Fixed Charge Coverage Ratio for the four full fiscal quarters (taken as one accounting period) immediately preceding the incurrence of such Indebtedness or the issuance of such Disqualified Stock for which internal financial statements are available would have been greater than 2.5 to 1.0. In making the foregoing calculation, various pro forma adjustments will be made as described in the Trust Indenture.

Limitation on Restricted Payments

The Trust will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment unless at the time of, and immediately after giving effect to, the proposed Restricted Payment, no Default or Event of Default has occurred and is continuing, and either:

(i)       (a) the Trust could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in accordance with the “Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” covenant in the Trust Indenture; (b) the ratio of Consolidated Debt to Consolidated Cash Flow from Operations does not exceed 3.0 to 1.0; and (c) the aggregate amount of all Restricted Payments declared or made after the date of the Trust Indenture pursuant to this clause (i) does not exceed the sum of: (A) 80% of Consolidated Cash Flow from Operations accrued on a cumulative basis from the date of the Trust Indenture, plus (B) 100% of the aggregate net cash proceeds received by the Trust after the date of the Trust Indenture and (x) the issuance by the Trust of Convertible Debentures (as defined in the Trust Indenture), or (y) capital contributions in respect of certain permitted equity that the Trust receives from any person; plus (C) the aggregate net proceeds, including the fair market value of property received after the date of the Trust Indenture other than cash (as determined by the Board of Directors of Baytex), received by the Trust from any person, other than a Subsidiary, from the issuance or sale of debt securities (including Convertible Debentures (as defined in the Trust Indenture)) or Disqualified Stock that have been converted into or exchanged for certain permitted equity of the Trust, plus the aggregate net cash proceeds received by the Trust at the time of such conversion or exchange; or

(ii)       the aggregate amount of all Restricted Payments declared or made pursuant to paragraph (a) does not exceed the sum of certain unpaid funds from Restricted Payments not previously expended under paragraph (a), plus $50,000,000.

Notwithstanding the foregoing, certain additional payments will be permitted under the Trust Indenture, including, without limitation: (i) the purchase, redemption, defeasance or other acquisition or retirement for value of subordinated Indebtedness in exchange for, or out of the net cash proceeds of a substantially concurrent issuance or sale (other than to a Subsidiary) of, new subordinated Indebtedness, so long as the Trust or a Restricted Subsidiary would be permitted to refinance such original subordinated Indebtedness with such new subordinated Indebtedness pursuant to clause (xiv) of the definition of Permitted Indebtedness; (ii) provided no Default or Event of Default has occurred and is continuing or would result from the actions or payments set forth in this clause (ii), the repurchase of any subordinated Indebtedness at a purchase price not greater than 101% of the principal amount of such subordinated Indebtedness in the event of a permitted “change of control”; provided that, prior to or simultaneously with such repurchase, the Trust has made a Change of Control offer with respect to the Debt Securities and has repurchased all Debt Securities validly tendered for payment in connection with such offer; (iii) provided no Default or Event of Default has occurred and is continuing or would result from the actions or payments set forth in this clause (iii), the repurchase, redemption or other acquisition or retirement for value of capital stock (or options therefor) from directors, officers or employees of the Trust pursuant to any agreement upon the death, disability or termination of employment of such directors, officers or employees, in an amount not to exceed $2,000,000 in any calendar year or $5,000,000 in the aggregate; (v) payments or distributions in connection with an amalgamation, consolidation, merger, including by way of takeover bid, exchange offer or tender offer, or transfer of assets that complies with the Trust Indenture; and (vi) payments or distributions in connection with any SIFT Reorganization.

Limitation on Liens

The Trust shall not, and shall not permit any Restricted Subsidiary to, create, incur, affirm or suffer to exist any Lien of any kind securing any Indebtedness (other than any Lien securing all or any of the Secured Group Facilities and any Permitted Lien (as defined in the Trust Indenture)) of the Trust or any Restricted Subsidiary, or any income or profits therefrom, unless the Debt Securities are directly secured equally and rateably with (or prior to, in the case of subordinated Indebtedness) the obligation or liability secured by such Lien, and except for any Lien securing acquired Indebtedness created prior to the incurrence of such Indebtedness by the Trust or any Restricted Subsidiary, provided that any such Lien only extends to the assets that were subject to such Lien securing such acquired Indebtedness prior to the related acquisition by the Trust or the Restricted Subsidiary except to the extent it qualifies as Permitted Indebtedness pursuant to the provisions of clause (i) of the definition thereof.

Unrestricted Subsidiaries

The Board of Directors of Baytex may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) an Unrestricted Subsidiary or a Restricted Subsidiary in accordance with the terms of the Trust Indenture.

Limitation on Conduct of Business

The Trust shall not, and shall not permit any of its Restricted Subsidiaries to, conduct any business other than the oil and gas business or acting as a special purpose financing conduit on behalf of the Trust and the other Restricted Subsidiaries.

Restrictions on Consolidations and Mergers

Subject to the provisions of the Trust Indenture relating to a SIFT Reorganization, the Trust may not consolidate with, amalgamate or merge with or into or sell, assign, transfer or lease all or substantially all of its properties and assets unless:

(a)                                  the entity formed by such consolidation or amalgamation or into which the Trust is merged or the entity which acquires by operation of law or by conveyance or by transfer the assets of the Trust substantially as an entirety is a corporation or unincorporated organization organized or existing under the laws of Canada or any province or territory thereof and (except where such assumption is deemed to have occurred solely by the operation of law) such entity assumes under a supplemental indenture all the obligations of the Trust under the Trust Indenture, any supplemental indenture and the Debt Securities and such transaction to the satisfaction of the Indenture Trustee and in the opinion of counsel will be on such terms to preserve and not impair any of the rights and powers of the Indenture Trustee and the holders of Debt Securities;

(b)                                 immediately before and immediately after giving effect to such transaction, no Event of Default (as defined below) has occurred and is continuing;

(c)                                  each of the guarantors, if any, shall have executed and delivered to the Indenture Trustee a confirmation that the guarantee executed by such guarantor shall continue to guarantee the obligations of the successor under the Debt Securities; and

(d)                                 the Trust has delivered to the Indenture Trustee a certificate and an opinion of counsel each stating that such consolidation, amalgamation, merger, sale, lease or transfer and such supplemental indenture comply with the Trust Indenture and that all conditions precedent contained in the Trust Indenture relating to such transaction have been complied with.

SIFT Reorganization

The Trust Indenture will provide that, as part of any SIFT Reorganization of the Trust:

(a)                                  the Trust shall be entitled to assign (the “Trust Assignment”) its rights and obligations under the Trust Indenture, and the Debt Securities to a parent corporation (the “New Parent Corporation”) emerging from the SIFT Reorganization (which may be a successor entity of the Trust or which may be the parent entity of which the Trust is a direct or indirect wholly-owned Subsidiary), or to a corporation (the “New Subsidiary Corporation”) that is a wholly-owned Subsidiary of the Trust;

(b)                                 each guarantor (as provided for in the Trust Indenture) shall be entitled to assign (each a “Guarantor Assignment”) its rights and obligations under its guarantee to the New Parent Corporation or a New Subsidiary Corporation emerging from the SIFT Reorganization; and/or

(c)                                  the Trust may be dissolved (and, if considered appropriate, any Restricted Subsidiary), as part of any such SIFT Reorganization, and the Trust shall be entitled to take all internal reorganization steps, whether by plan of arrangement or otherwise, as necessary to complete the SIFT Reorganization;

provided that (among other provisos as set out in the Trust Indenture) no material adverse Canadian taxable event or consequence will result to any holder of Debentures solely by virtue of such SIFT Reorganization.

Events of Default

The Trust Indenture provides that unless otherwise provided in any supplemental indenture relating to a particular series of Debt Securities, an “Event of Default” in respect of each series of Debt Securities (including the Debentures), means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a)                                  default in the payment of any interest on any Debt Security when it becomes due and payable, and continuance of such default for a period of 30 days;

(b)                                 default in the payment of the principal of (or premium, if any) on any Debt Security when due and the continuance of such default for a period of 3 days;

(c)                                  failure to make or consummate a Change of Control offer or an asset sale offer in accordance with the provisions of the Trust Indenture, respectively;

(d)                                 default in any material way in the observance or performance, or breach, of any covenant or agreement of the Trust or any guarantor contained in the Trust Indenture or any guarantee (other than as contemplated by clauses (a), (b) and (c) above) and continuance of such default or breach for a period of 60 days after written notice has been given: (i) to the Trust by the Indenture Trustee; or (ii) to the Trust and the Indenture Trustee by the holders of not less than 25% in principal amount of the Debt Securities then outstanding;

(e)                                  the occurrence of an event of default under any mortgage, bond, indenture, loan agreement or other document evidencing Indebtedness of the Trust or any Restricted Subsidiary, which Indebtedness has an aggregate outstanding principal amount of $25,000,000 or more, and such default: (i) results in the acceleration of such Indebtedness prior to its maturity; or (ii) constitutes a failure to make any payment with respect to any such Indebtedness when due and payable after expiration of any applicable grace period;

(f)                                    failure by the Trust or any of its Restricted Subsidiaries to pay one or more final judgments the uninsured portion of which exceeds in the aggregate $25,000,000, which judgment or judgments are not paid, discharged or stayed for a period of 60 days;

(g)                                 other than in respect of a SIFT Reorganization, an entry of a decree or order by a court having jurisdiction in the premises adjudging the Trust or any Principal Operating Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustments or composition of or in respect of the Trust or any Principal Operating Subsidiary under any Canadian federal or provincial bankruptcy law or any other applicable Canadian, United States federal, provincial or state law, or appointing a receiver of the Trust or any Principal Operating Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days; or

(h)           other than in respect of a SIFT Reorganization, the institution by the Trust or any Principal Operating Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any Canadian federal or provincial bankruptcy law or the consent by it to the filing of any such petition or to the appointment of a receiver of the Trust or any Principal Operating Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due.

Acceleration of Maturity

If an Event of Default (other than as specified in clauses (g) and (h) above) occurs and is continuing, the Indenture Trustee or the Debtholders of not less than 25% in aggregate principal amount of the outstanding Debt Securities may, and the Indenture Trustee at the request of such Debtholders shall, declare the principal of (and premium, if any) and accrued and unpaid interest on, all of the outstanding Debt Securities immediately due and payable and, upon any such declaration, all such amounts will become due and payable immediately. If an Event of Default specified in clauses (g) and (h) above) above occurs and is continuing, then the principal (and premium, if any), and accrued and unpaid interest on all of the outstanding Debt Securities then will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Indenture Trustee or any Debtholder.

At any time after a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee, the Debtholders of a majority in aggregate principal amount of the outstanding Debt Securities, by written notice to the Trust and the Debtholders, the Indenture Trustee, may rescind such declaration and its consequences if: (a) the Trust or any Guarantor has paid or deposited with the Indenture Trustee a sum sufficient to pay, (i) all overdue interest on all Debt Securities; (ii) all unpaid principal of (and premium, if any) on any outstanding Debt Securities that has become due other than by such declaration of acceleration and interest thereon at the rate borne by the Debt Securities; (iii) to the extent that payment of such interest is lawful, interest on overdue interest and overdue principal at the rate borne by the Debt Securities; and (iv) all sums paid or advanced by the Indenture Trustee under the Trust Indenture and the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel; and (b) all Events of Default, other than the non payment of amounts of principal of (and premium, if any) or interest on the Debt Securities that have become due solely by such declaration of acceleration, have been cured or waived in accordance with the Trust Indenture. No such rescission shall affect any subsequent Default or impair any right consequent thereon.

Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the Debt Securities because an Event of Default specified in paragraph (e) above shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the Indenture Trustee by the Trust and countersigned by the holders of such Indebtedness or a Indenture Trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Debt Securities, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

Depository Services

Except as otherwise provided below, the Debentures will be issued in “book-entry only” form and must be purchased or transferred through participants (“Participants”) in the depository service of CDS Clearing and Depository Services Inc. or a successor (“CDS”), which include securities brokers and dealers, banks and trust companies. On the closing date of the offering, the Trust will cause a global certificate or certificates representing the Debentures (each, a “Global Debenture”) to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of a Debenture will be entitled to a certificate or other instrument from the Trust or CDS evidencing that Debentureholder’s ownership thereof, and no Debentureholder will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such Debentureholder. Each Debentureholder will receive a customer confirmation of purchase from the registered dealer from which the Debenture is purchased in accordance with the practices and procedures of that registered dealer. Practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Debentures.

Debentures will be issued in fully registered form to holders or their nominees other than CDS or its nominee if: (i) the Trust determines that CDS is no longer willing or able to discharge properly its responsibilities as depository and the Trust is unable to locate a qualified successor; (ii) the Trust at its option elects, or is required by law, to terminate the book-entry system through CDS or such book-entry system ceases to exist; or (iii) after the occurrence of an Event of Default which is continuing, holders of Debentures representing beneficial interests aggregating over 50% of the outstanding principal amount of Debentures determine that the continuation of the book-entry system is no longer in their best interests.

Transfers

Transfers of ownership in the Debentures will be effected only through records maintained by CDS or its nominee for such Debentures with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Debentureholders who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interest in the Debentures, may do so only through Participants.

The ability of a Debentureholder to pledge a Debenture or otherwise take action with respect to such Debentureholder’s interest in a Debenture (other than through a Participant) may be limited due to the lack of a physical certificate.

Payment of Interest and Principal

Except in the case of payment on maturity, in which case payment may be made on surrender of the Global Debenture, payments of interest and principal on each Global Debenture will be made to CDS as registered holder of the Global Debenture. Interest payments on the Global Debenture will be made by cheque dated the date interest is payable and delivered to CDS two days before the date interest is payable. Payments of interest may also be made by electronic funds transferred to CDS at the option of the Trust. Principal payments on the Global Debenture will be made by cheque dated the maturity date delivered to CDS at maturity against receipt of the Global Debenture. As long as CDS is the registered holder of the Global Debenture, CDS will be considered the sole owner of the Global Debenture for the purpose of receiving payment on the Debentures and for all other purposes under the Trust Indenture and the Debentures.

The Trust expects that CDS, upon receipt of any payment of principal or interest in respect of a Global Debenture, will credit Participants’ accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Debenture as shown on the records of CDS. The Trust also expects that payments of principal and interest by Participants to the owners of beneficial interests in such Global Debenture held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such Participants. The responsibility and liability of the Trust and the Indenture Trustee in respect of Debentures represented by the Global Debenture is limited to making payment of any principal and interest due on such Global Debenture to CDS.

If the date for payment of any amount of principal or interest on any Debenture is not a business day at the place of payment, then payment will be made on the next business day and the holder of the Debenture will not be entitled to any further interest or other payment in respect of the delay.

Change of Control

If a Change of Control occurs at any time, then each Debtholder shall have the right to require that the Trust purchase such Debtholder’s Debt Securities, in whole or in part, at a purchase price in cash equal to 101% of the principal amount of such Debt Securities, plus accrued and unpaid interest, if any, to the date of purchase, pursuant to the procedures set forth in the Trust Indenture.

Defeasance

The Trust Indenture contains provisions requiring the Indenture Trustee to release the Trust from its obligations under the Trust Indenture and any supplemental indenture relating to a particular series of Debt Securities (including the Debentures) provided that, among other things, the Trust satisfies the Indenture Trustee that it has deposited funds or made due provision for the payment of (i) the expenses of the Indenture Trustee and (ii) all principal, premium (if any), interest and other amounts due or to become due in respect of such series of Debt Securities.

Modification and Waiver

The rights of the holders of Debt Securities issued under the Trust Indenture and any supplemental indenture may be modified if authorized by Extraordinary Resolution. If the proposed modification affects the rights of the holders of a separate series of Debt Securities rather than all of the Debt Securities, the approval of a like proportion of the holders of such separate series of Debt Securities outstanding will be required.

“Extraordinary Resolution” means, for the Debt Securities, a resolution passed as an extraordinary resolution by the affirmative votes of the holders of not less than 66 2/3% of the outstanding aggregate principal amount of Debt Securities represented and voting on a poll at a meeting of Debtholders duly convened for the purpose and held in accordance with the provisions of this Indenture, or in the case of any series of Debt Securities, a resolution passed as an extraordinary resolution by the affirmative votes of the holders of not less than 66 2/3%, represented and voting on a poll at a meeting of Debtholders duly convened for the purpose and held in accordance with the provisions of the Trust Indenture.

Financial Information

The Trust has covenanted in the Trust Indenture to provide the Indenture Trustee and the Debtholders, a copy of all financial statements, whether annual or interim, of the Trust and the report (if any) of the Trust’s auditors thereon and the associated “Management’s Discussion and Analysis of Financial Condition and Results of Operations” at the same time as they are required to be filed under applicable securities legislation, which will be deemed to have been provided to the Indenture Trustee and the Debtholders once filed on SEDAR.

EARNINGS COVERAGES

After giving pro forma effect to the issuances of long-term debt and other changes in indebtedness subsequent to the respective calculation periods as if the issuances and changes had occurred at the beginning of the respective calculation periods, and all servicing costs that have been, or are expected to be, incurred in connection therewith and after giving effect to this offering and assuming the retirement of certain other indebtedness, our pro forma interest requirements for the 12 months ended December 31, 2008 and the 12 months ended June 30, 2009 were $33.1 million and $33.0 million, respectively, and its net income before deducting interest and income taxes for such periods was $321.8 million and $253.1 million, respectively, being approximately 9.7 and 7.7 times our pro forma interest requirements for such periods, respectively.

The following table sets out the pro forma earnings coverage ratios discussed above.

($ thousands, except Earnings Coverage Ratio)	Pro forma for the 12 months ended December 31, 2008 (1)	Pro forma for the 12 months ended June 30, 2009 (1)

Interest Expense	$33,088	$32,971
Capitalized Interest	—	—
Denominator for Earnings Coverage Ratio	$33,088	$32,971

($ thousands, except Earnings Coverage Ratio)	Pro forma for the 12 months ended December 31, 2008 (1)	Pro forma for the 12 months ended June 30, 2009 (1)
Net Income	$259,894	$208,590
Non-Controlling Interest	3,358	1,373
Income Taxes (2)	25,560	9,418
Interest Expense	32,962	33,741
Numerator for Earnings Coverage Ratio	$321,774	$253,122

Earnings Coverage Ratio (3)	9.7 times	7.7 times

Notes:

(1)           Includes a full 12 months of pro forma interest expense on indebtedness incurred subsequent to the end of the calculation period as if the indebtedness was incurred at the beginning of the calculation period but gives no credit to income derived from the associated use of proceeds other than interest savings on the repayment, redemption or retirement of other indebtedness.

(2)           We are taxed as a mutual fund trust for income tax purposes. We intend to distribute all taxable income directly earned by us directly to unitholders and to deduct such distributions for income tax purposes.

(3)           The earnings coverage ratios have been calculated excluding the carrying charges for that portion of the Convertible Debentures that are reflected in equity in the calculation of the Trust’s interest obligations. If the Convertible Debentures had been accounted for in their entirety as debt for the purpose of calculating the earnings coverage ratios, there would have been no accretion charges. As accretion charges are non-cash items, there would be no change to the earning coverage ratios disclosed above if the Convertible Debentures had been accounted for in their entirety as debt. See Note 6 under the heading “Consolidated Capitalization”.

CREDIT RATINGS

Moody’s and S&P provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments.

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s has assigned us a corporate family credit rating of B1 and a provisional credit rating of B3 on the Debentures. According to the Moody’s rating system, securities rated ‘‘B’’ are considered speculative and are subject to high credit risk. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from AA through C. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of its generic rating category.

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P has assigned us a corporate credit rating of BB and the Debentures have been assigned a provisional credit rating of B. According to the S&P rating system, debt rated ‘‘BB’’ is considered less vulnerable to non-payment than other speculative issues, however it faces ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inability to meet its financial obligations. An obligation rated “B” is more vulnerable to non-payment than those rated BB, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major rating categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).

It is a condition of closing of the offering that the Debentures have received a rating, with no change in outlook, from Moody’s of B3, and from S&P of B, and have not been placed on a credit watch or a comparable downgrade warning.

The credit ratings accorded to us by Moody’s and S&P are not recommendations to purchase, hold or sell any of our securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

PLAN OF DISTRIBUTION

Under the Agency Agreement between the Agents, Baytex and the Trust, we have appointed the Agents as our agents to offer for sale on a best efforts basis, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Agency Agreement, up to $150 million principal amount of Debentures at a price equal to $1,000 per $1,000 principal amount of Debenture. See “Plan of Distribution”. The Agency Agreement provides that we will pay the Agents a fee equal to 2% of the gross proceeds from the sale of the Debentures on account of agency services rendered in connection with this offering. The obligations of the Agents under the Agency Agreement may be terminated at their discretion upon the occurrence of certain stated events.

The Debentures under this Prospectus Supplement have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, the Debentures may not be offered or sold within the United States of America, its territories or possessions or to, or for the account of, a U.S. person (as such term is defined in Regulation S to the U.S. Securities Act). The Agents have agreed that they will not offer for purchase or sale, sell or otherwise transfer or dispose of any of the Debentures (or any right thereto or interest therein) into the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act). Moreover, the Agency Agreement provides that the Agents will offer and sell the Debentures outside the United States only in accordance with Regulation S under the U.S. Securities Act.

We have agreed to indemnify the Agents and their directors, officers, employees and agents against certain liabilities, including civil liabilities under Canadian provincial securities legislation, or to contribute to payments the Agents may be required to make in respect thereof.

We have further agreed with the Agents that we will not issue or sell Debentures or any other senior unsecured debentures (or agree to do so or publicly announce any intention to do so), at any time prior to 60 days after the issuance of the Debentures offered pursuant to this Prospectus Supplement, unless (i) the issue or sale or the proposed issue or sale is made pursuant to the Agency Agreement; or (ii) we have obtained the prior written consent of TD Securities Inc., on behalf of, and with the consent of the Agents.

We have been advised by the Agents that, in connection with this offering, the Agents may effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

RELATIONSHIP BETWEEN THE TRUST AND CERTAIN AGENTS

All of the Agents, other than Credit Suisse Securities (Canada) Inc., are direct or indirect wholly owned subsidiaries of Canadian chartered banks that are lenders to Baytex (the “Lenders”) and to which Baytex is indebted pursuant to the Existing Secured Credit Facilities. See Note 4 under the heading “Consolidated Capitalization” for a description of the Existing Secured Credit Facilities. The Trust’s indebtedness under the Existing Secured Credit Facilities, totalled approximately $258 million as at August 18, 2009. The Trust is in compliance with the Existing Secured Credit Facilities and the Lenders have not waived a breach of the Existing Secured Credit Facilities, since it was executed. The Trust may be considered to be a “connected issuer” of those Agents for the purposes of securities regulations in certain provinces. The decision to distribute the Debentures hereby and the determination of the terms of distribution were made through negotiations between Baytex, on behalf of the Trust, and TD Securities Inc., on behalf of the Agents. The Lenders did not have any involvement in such decision or determination; however, the Lenders have been advised of the issuance and terms thereof. As a consequence of the offering, TD Securities Inc., BNP Paribas (Canada) Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and Société Générale Valeurs Mobilières Inc. will receive their respective share of the Agents’ fee payable by the Trust to the Agents. Some or all of the net proceeds of the offering could be applied to amounts owing on the Existing Secured Credit Facilities, before being re-drawn to pay the redemption price of the US$ Notes. See “Use of Proceeds”.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust, and McCarthy Tétrault LLP, counsel to the Agents, the following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Debentures (a “Holder”) who acquires Debentures pursuant to this offering and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Tax Act”), is resident in Canada, holds the Debentures as capital property and deals at arm’s length and is not affiliated with the Trust. Generally, the Debentures will be considered capital property to a holder provided that the holder does not hold the Debentures in the course of carrying on a business of buying and selling securities and has not acquired them as an adventure or concern in the nature of trade. Certain holders whose Debentures might not otherwise qualify as capital property may be entitled to obtain such qualification in certain circumstances by making an irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Holder (i) that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules), (ii) that is a “specified financial institution” (as defined in the Tax Act), (iii) an interest in which is a “tax shelter investment” (as defined in the Tax Act), or (iv) that has elected to have the “functional currency” reporting rules under the Tax Act apply. Such Holders should consult their own tax advisors having regard to their particular circumstances.

This summary is based upon the facts set out in the Base Shelf Prospectus and this prospectus supplement, the current provisions of the Tax Act, including the regulations thereunder (the “Regulations”) in force at the date of this prospectus supplement, all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel’s understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency (“CRA”) published in writing by it prior to the date hereof. There can be no assurance that proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, regulatory or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account tax legislation or considerations of any province or foreign jurisdiction. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular Holder are made. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of the Debentures, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of acquiring and holding the Debentures. All payments to non-residents of interest on the Debentures (including amounts deemed to be interest for purposes of the Tax Act) will be net of any applicable withholding taxes.

Interest on Debentures

A Holder that is a corporation, partnership, unit trust or a trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a Debenture that accrues or is deemed to accrue to the Holder to the end of that taxation year or becomes receivable or is received by the Holder before the end of that taxation year, except to the extent that such interest was otherwise included in the Holder’s income for a preceding taxation year.

Any other Holder, including an individual and a trust (other than a trust described in the preceding paragraph), of which an individual is a beneficiary, will be required to include in income for a taxation year any interest on a Debenture received or receivable by such Holder in that year (depending upon the method regularly followed by the Holder in computing income), except to the extent that the interest was included in the Holder’s income for a preceding taxation year. In addition, if at any time a Debenture should become an “investment contract” (as defined in the Tax Act) in relation to the Holder, such Holder will be required to include in computing income for a taxation year any interest that accrued or is deemed to accrue to the Holder on a Debenture to the end of any “anniversary day” (as defined in the Tax Act) in that year, except to the extent that such interest was otherwise included in the Holder’s income for that or a preceding taxation year.

Disposition of Debentures

If the Trust redeems a Debenture prior to maturity or repays a Debenture upon maturity, the Holder will generally be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the Holder (other than any amount received as interest) on such redemption or repayment. The Holder may realize a capital gain or capital loss as described below. Amounts received by a Holder upon the redemption or maturity as interest will be included in Computing the income of the Holder as described above.

On a disposition or deemed disposition of a Debenture, including a purchase for cancellation, a Holder will generally be required to include in income the amount of interest accrued or deemed to accrue on the Debenture from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in the Holder’s income for the taxation year or a previous taxation year. In general, a disposition or deemed disposition of a Debenture will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest and any other amount included in computing income and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Debenture to the Holder immediately before the disposition.

Any amount paid by the Trust as a penalty or bonus because of early repayment of all or part of the principal amount of a Debenture (as could occur on a Change of Control or early redemption of a Debenture) will be deemed to be interest received at that time by the Holder to the extent that such amount can reasonably be considered to relate to, and does not exceed the value at the time of the payment of, the interest that would have been paid or payable by the Trust on the Debenture for a period ending after the payment of such amount.

An assignment of the Debentures, if any, as part of a reorganization of the Trust, including a SIFT Reorganization, may result in the Holder being considered to have disposed of the Debenture in exchange for a new debenture. Accordingly, the Holder may be subject to the tax consequences described above arising on a disposition or deemed disposition of the Debenture. However, the exact tax consequences to a Holder on the assignment, if any, of the Debentures pursuant to a reorganization will ultimately depend on the manner in which any reorganization and assignment of Debentures is undertaken.  Holders should consult their own tax advisors regarding the tax consequences arising from any future assignment of Debentures.

Taxation of Capital Gains or Losses

One-half of the amount of any capital gain (a “taxable capital gain”) realized by a Holder in a taxation year generally must be included in the Holder’s income for that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Holder in a taxation year may generally be deducted from taxable capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains in a particular year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Holder that is a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts of interest and taxable capital gains. A capital gain realized by a holder who is an individual or trust (other than certain specified trusts) may give rise to a liability for alternative minimum tax.

ELIGIBILITY FOR INVESTMENT

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust, and McCarthy Tétrault LLP, counsel to the Agents, provided that the Trust is a mutual fund trust (as defined in the Tax Act) and the units of the Trust are listed on a designated stock exchange in Canada (which currently includes the Toronto Stock Exchange) at the relevant time, the Debentures, if issued on the date of this prospectus supplement, would be qualified investments as at such date under the Tax Act and the regulations thereunder for a trust governed by a registered retirement savings plan, registered retirement income fund, registered disability savings plan, registered education savings plan, deferred profit sharing plan (other than a trust governed by a deferred profit sharing plan for which any employer is the Trust or a corporation that does not deal at arm’s length with the Trust, within the meaning of the Tax Act) or a tax free savings account (a “TFSA”).

Notwithstanding the foregoing, if the Debentures are “prohibited investments” for purposes of a TFSA, a holder will be subject to a penalty tax as set out in the Tax Act. Holders are advised to consult their own advisors in this regard.

RISK FACTORS

There are risks associated with the Debentures being distributed under the offering. In addition to the risks described herein, reference is made to the risks described in the Base Shelf Prospectus, including the AIF and management’s discussion and analysis which are incorporated therein by reference.

Credit Ratings

Real or anticipated changes in credit ratings on the Debentures may affect the market value of the Debentures. In addition, real or anticipated changes in credit ratings can affect the cost at which we can access the debenture market.

Structural Subordination of Debentures

Liabilities of a parent entity with assets held by various subsidiaries may result in the structural subordination of the lenders of the parent entity. The parent entity is entitled only to the residual equity of its subsidiaries after all debt obligations of its subsidiaries are discharged. In the event of a bankruptcy, liquidation or reorganization of the Trust, holders of our indebtedness (including holders of Debentures) may become subordinate to lenders to our subsidiaries.

Certain of our wholly-owned Subsidiaries (as defined under “Description of the Debentures”) will provide a form of guarantee pursuant to which the Indenture Trustee will, subject to the Trust Indenture, be entitled to seek redress from such Subsidiaries for the guaranteed indebtedness. These guarantees are intended to eliminate structural subordination which arises as a consequence of certain of our assets being held in various Subsidiaries. Although our wholly-owned material Subsidiaries will provide a guarantee, not all of our Subsidiaries will provide such a guarantee. In addition, there can be no assurance that the Indenture Trustee will, or will be able to, effectively enforce the guarantee. See “Description of the Debentures — Guarantee”.

Coverage Ratios

See “Earnings Coverages” which is relevant to an assessment of the risk that we will be unable to pay interest or principal on the Debentures when due.

Market Value Fluctuation

Prevailing interest rates will affect the market value of the Debentures, as they carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of the Debentures, which carry a fixed interest rate, will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Trading Market for Debentures

There is no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this Prospectus Supplement. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures and the extent of issuer regulation.

If the Debentures are traded after their initial issuance, they may trade at a discount from their initial public offering price depending on prevailing interest rates, the market for similar securities, our performance and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

Statutory Remedies

We are not a legally recognized entity within the relevant definitions of the Bankruptcy and Insolvency Act, the Companies Creditors Arrangement Act and in some cases, the Winding Up and Restructuring Act. As a result, in the event a restructuring of us was necessary, we would not be able to access the remedies available thereunder. In the event of a restructuring, a holder of Debentures may be in a different position than a holder of secured indebtedness of a corporation.

Certain Canadian Federal Income Tax Considerations

No assurance can be given that Canadian federal income tax law respecting the taxation of income trusts and other flow-through entities will not be further changed in a manner that adversely affects us.

We have advised counsel that the total amount of all previous equity issuances (including units of the Trust and debt convertible into units of the Trust) and all currently contemplated issuances, determined in accordance guidelines issued by the Department of Finance (Canada) on December 15, 2006 and revised on December 4, 2008 (the “Guidelines”), have not and should not cause us to exceed our permitted growth under the Guidelines. It is assumed that we will not currently be subject to the SIFT Rules. However, in the event that we issue additional units of the Trust or convertible debentures (or other equity securities) on or before 2011 which cause us to exceed our permitted growth under the Guidelines, we may become subject to the SIFT Rules prior to the 2011 taxation year. No assurance can be given that the SIFT Rules will not apply to us prior to the 2011 taxation year.

MARKET FOR SECURITIES

There is no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this Prospectus Supplement. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures and the extent of issuer regulation.

The units of the Trust are listed and posted for trading on the TSX and the New York Stock Exchange (the “NYSE”) under the trading symbols “BTE.UN” and “BTE”, respectively. Our Convertible Debentures are listed and posted for trading on the TSX under the trading symbol “BTE.DB”.

Units of the Trust

The following table sets forth the high and low trading prices and the aggregate volume of trading of the units of the Trust, as reported by the TSX and the NYSE for the periods indicated. The units of the Trust commenced trading on the TSX on September 8, 2003 and on the NYSE on March 27, 2006.

	Toronto Stock Exchange			New York Stock Exchange
	Price Range			Price Range
	High ($)	Low ($)	Volume Traded	High ($US)	Low ($US)	Volume Traded

2009
July	22.59	17.80	8,927,516	20.89	15.20	2,386,699
August (1-18)	24.99	21.62	4,887,678	23.00	20.19	1,239,679

Convertible Debentures

The following table sets forth the high and low trading prices and the aggregate volume of trading of the Convertible Debentures as reported by the TSX for the periods indicated. The Convertible Debentures commenced trading on the TSX on June 6, 2005.

	Price Range
	High ($)	Low ($)	Volume Traded

2009
July	150.00	128.69	553
August (1-18)	161.67	148.00	92

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Deloitte & Touche LLP. Such firm is independent of the Trust in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta. The trustee and registrar for the Debentures will be Valiant Trust Company at its principal office in Calgary, Alberta .

LEGAL MATTERS

Legal matters in connection with the issuance of the Debentures offered by this Prospectus Supplement will be passed upon at the date of closing on behalf of us by Burnet, Duckworth & Palmer LLP and on behalf of the Agents by McCarthy Tétrault LLP.

As of the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Trust’s outstanding units. John A. Brussa, a partner of Burnet, Duckworth & Palmer LLP, is a member of the board of directors of Baytex.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

AUDITORS’ CONSENT

We have read the prospectus supplement dated August 20, 2009 qualifying the distribution of $150,000,000 9.15% Series A Debentures of Baytex Energy Trust (the “Trust”) to the short form base shelf prospectus dated July 28, 2009 (the “Prospectus”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the Board of Directors of Baytex Energy Ltd, the administrator of the Trust, and to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2008 and 2007 and the consolidated statements of income and comprehensive income, deficit and cash flows for the years then ended and the separate report titled “Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference”. Our reports are dated March 16, 2009.

We also consent to the incorporation by reference in the Prospectus of our report to the Board of Directors of Baytex Energy Ltd., the administrator of the Trust, and to the unitholders of the Trust on the effectiveness of the internal control over financial reporting as of December 31, 2008. Our report is dated March 16, 2009.

We also consent to the incorporation by reference in the Prospectus of our report to the Board of Directors of Baytex Energy Ltd., the administrator of the Trust, and to the unitholders of the Trust on the supplemental disclosures to the financial statements titled “Supplemental U.S. GAAP Disclosures”. Our report is dated July 16, 2009.

	(signed)	“Deloitte & Touche LLP”
Calgary, Alberta		Chartered Accountants
August 20, 2009

CERTIFICATE OF THE GUARANTORS

Dated: August 20, 2009

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

BAYTEX ENERGY LTD.

By: (signed) “Anthony W. Marino”	By: (signed) “W. Derek Aylesworth”
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of Baytex Energy Ltd.

By: (signed) “Raymond T. Chan”	By: (signed) “Gregory K. Melchin”
Executive Chairman and Director	Director

BAYTEX ENERGY PARTNERSHIP,

BY ITS GENERAL PARTNER, BAYTEX ENERGY LTD.

By: (signed) “Anthony W. Marino”	By: (signed) “W. Derek Aylesworth”
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of Baytex Energy Ltd.

By: (signed) “Raymond T. Chan”	By: (signed) “Gregory K. Melchin”
Executive Chairman and Director	Director

BAYTEX OIL & GAS LTD.

By: (signed) “Anthony W. Marino”	By: (signed) “W. Derek Aylesworth”
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of Baytex Oil & Gas Ltd.

By: (signed) “Anthony W. Marino”	By: (signed) “W. Derek Aylesworth”
Director	Director

BAYTEX ENERGY USA LTD.

By: (signed) “Anthony W. Marino”	By: (signed) “W. Derek Aylesworth”
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of Baytex Energy USA Ltd.

By: (signed) “Anthony W. Marino”	By: (signed) “W. Derek Aylesworth”
Director	Director

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BAYTEX MARKETING LTD.

By: (signed) “Anthony W. Marino”	By: (signed) “W. Derek Aylesworth”
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of Baytex Marketing Ltd.

By: (signed) “Anthony W. Marino”	By: (signed) “W. Derek Aylesworth”
Director	Director

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CERTIFICATE OF THE AGENTS

Dated: August 20, 2009

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada.

TD Securities Inc.

By: (signed) “Alec W.G. Clark”

BNP Paribas (Canada) Securities Inc.

By: (signed) “Rejean Desmarais”

CIBC World Markets Inc.	National Bank Financial Inc.	RBC Dominion Securities Inc.	Scotia Capital Inc.

By: (signed) “Darrell J. Burt”	By: (signed) “Sandy L. Edmonstone”	By: (signed) “Rob King”	By: (signed) “Brett Undershute”

Credit Suisse Securities (Canada), Inc. By: (signed) “Ryan Lapointe”	Société Générale Valeurs Mobilières Inc. By: (signed) “Yvon J. Jeghers” By: (signed) “Pierre Matuszewski”

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